Exhibit 3.1

State of Delaware Secretary of State Division of Corporations Delivered 02:27 PM 09/09/2015 FILED 02:27 PM 09/09/2015 SR 20150060080 - File Number 4893182

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of YAPPN CORP.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “FOURTH” so that, as amended, said Article shall be and read as follows:

The issued and outstanding Common Stock shall be reduced on the basis of one post-split share of the Common Stock for every 10 pre-split shares of the Common Stock outstanding. The Company will issue an additional share to all holders of fractional shares

SECOND; That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 19TH day of AUGUST, 2015.

By:	/s/ Craig McCannell
Authorized Officer

Title:	Chief Financial Officer

Name:	Craig McCannell
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